                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 3)*


                  Data Processing Resources Corporation
               -------------------------------------------
                              (Name of Issuer)


                        COMMON STOCK, no par value
               -------------------------------------------
                       (Title of Class of Securities)


                               237823 10 9
               -------------------------------------------
                              (CUSIP Number)



Check the following box if a fee is being paid with this statement      / /.
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                             PAGE 1 OF 6 PAGES

CUSIP NO. 237823 10 9                                        PAGE 2 OF 12 PAGES
-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS.
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     J. Christopher Lewis
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  /X/
                                                                      (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (5) SOLE VOTING POWER
 BENEFICIALLY                     100,000
 OWNED BY                    --------------------------------------------------
 EACH REPORTING               (6) SHARED VOTING POWER
 PERSON WITH:                     -0-
                             --------------------------------------------------
                              (7) SOLE DISPOSITIVE POWER
                                  100,000
                             --------------------------------------------------
                              (8) SHARED DISPOSITIVE POWER
                                  -0-
-------------------------------------------------------------------------------
 (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     100,000
-------------------------------------------------------------------------------
(10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*                                                               / /
-------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     0.07%
-------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


                             PAGE 2 OF 6 PAGES

ITEM 1.

    (a)   NAME OF ISSUER

          Data Processing Resources Corporation

    (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

          4400 MacArthur Boulevard, Suite 610
          Newport Beach, California  92660

ITEM 2.

    (a)   NAME OF PERSON FILING

          The person filing this Schedule 13G is J. Christopher Lewis (the "Filing Person").

    (b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

          4400 MacArthur Boulevard, Suite 610
          Newport Beach, California  92660

    (c)   CITIZENSHIP

          The responses of the Filing Person to Item 4 of the cover page to this Schedule 13G that relate to the citizenship or place of organization of such person is herein incorporated by reference.

    (d)   TITLE OF CLASS OF SECURITIES

          This filing is made in regard to Common Stock, no par value per share, of Data Processing Resources Corporation (the "Common Stock").

    (e)   CUSIP NUMBER

          237823 10 9

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) or 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

    (a) / / Broker or Dealer registered under Section 15 of the Act,

    (b) / / Bank as defined in Section 3(a)(6) of the Act,

    (c) / / Insurance Company as defined in Section 3(a)(19) of the Act,

    (d) / / Investment Company registered under Section 8 of the Investment Company Act,

    (e) / / Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,


                              PAGE 3 OF 6 PAGES

    (f) / / Employee Benefit Plan Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F).

    (g) / / Parent Holding Company, in accordance with Rule 13d-1(b)(1)(ii)(G); see Item 7,

    (h) / / Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

ITEM 4.  OWNERSHIP


    (a) AMOUNT BENEFICIALLY OWNED:

        The number of shares of Common Stock beneficially owned by Mr. Lewis as of December 31, 1998 is 100,000.

    (b) PERCENT OF CLASS:

        At December 31, 1998 the percentage of Common Stock beneficially owned by Mr. Lewis is 0.07%.

    (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

        (i) SOLE POWER TO VOTE OR TO DIRECT THE VOTE: Mr. Lewis has sole power to vote or to direct the vote of 100,000 shares of Common Stock.

        (ii)  SHARED POWER TO VOTE OR TO DIRECT THE VOTE:  -0-

        (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF: Mr. Lewis has sole power to vote or to direct the vote of 100,000 shares of Common Stock.

        (iv)  SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:  -0-

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                   J. Christopher Lewis has ceased to beneficially own more than 5% of the Common Stock.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not Applicable.


                              PAGE 4 OF 6 PAGES

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not Applicable.

ITEM 10. CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                             PAGE 5 OF 6 PAGES

                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 12, 1999


                                              /s/ J. Christopher Lewis
                                       ----------------------------------------
                                                 J. Christopher Lewis


                              PAGE 6 OF 6 PAGES